SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                 FORM 6-K

                          Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16
                  of the Securities Exchange Act of 1934

For the Month of September 2002

                            Watch Resources Ltd.
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                     Suite 1320, 925 West Georgia Street
                        Vancouver, British Columbia
                               Canada V6C 5L2
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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F X  (SEC File No: 0-49791)  Form 40-F
                           ---
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                                Yes :X  No :

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                      File No. 0-49791

The following documents are attached hereto:

                1) Press Release dated September 18, 2002

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 4, 2002                         Watch Resources Ltd.


                                              By: /s/ Chris Cooper
                                              --------------------
                                              Name: "Chris Cooper"
                                              Title: Director
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                            WATCH RESOURCES LTD.
        SUITE 1320 - 925 WEST GEORGIA STREET VANCOUVER B.C. V6C 3L2 PHONE 604-484-3668 FAX 604-484-3667 E-MAIL: info@watchresources.com

     September 18, 2002                         Trading Symbol: WR: TSXV



                 LOUDON JOINS WATCH AS DIRECTOR AND CHAIRMAN


WATCH RESOURCES LTD. (the "Company") is pleased to announce that Mr. Philip
J. Loudon, MBA, P.Geoph., has joined the Company's Board of Directors, effective immediately. As a Director, he will assume the duties of Chairman of the Board.

Mr. Loudon is a professional geophysicist with 24 years of industry experience. He is the former Vice-President, Business Development of Velvet Exploration Ltd., and as such was integral to the significant growth and ultimate success of that company. Over a four-year period, he was directly responsible for the drilling of over 400 wells, during which time Velvet enjoyed a success rate of over 75% and grew its production to 10,000 BOE/D. He obtained his BSc from the University of Toronto and his MBA from the University of Alberta.

He most recently served as Vice-President, Business Development/New Ventures, for El Paso Oil and Gas Canada, Inc. of Calgary, Alberta.

Mr. Chris Wright has resigned as Director.

For more detailed information, please contact the Company toll-free at 1-866-869-8072 or visit the Company website at www.watchresources.com.


ON BEHALF OF THE BOARD OF DIRECTORS OF WATCH RESOURCES LTD.


"D. Barry Lee"
_____________________
D. Barry Lee, Director